SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM 6-K

                            Report of Foreign Issuer

                   Pursuant to Rule 13a- 16 or 15d-16 of the
                        Securities Exchange Act of 1934

                       Press Release dated April 3, 2002

                             Eiger Technology, Inc.
                             330 Bay St. Suite 602
                                  Toronto, ON
                                    M5H 2S8

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

                           Form 20-F |X| Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information by the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.]

                                 Yes |X| No |_|

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    Eiger Technology, Inc.


Date: April 3, 2002                 Mr. Gerry A. Racicot
                                    President

                                  [LOGO] Eiger
                                          technology inc.

   Onlinetel Connects New York - Pushes up Launch Date For All Major Canadian
                                     Cities

 - ADH Receives Final Approval for Listing on CDNX -

TORONTO, Apr. 3 /CNW/ - Eiger Technology, Inc. (TSE: AXA, OTCBB: ETIFF) provides the following update pursuant to it's press release dated March 13, 2002:

Onlinetel, a wholly owned subsidiary of Eiger Technology has moved its install and activation date for its Vancouver and Montreal points of presence (POP's) up from May 15th, 2002 to May 1st, 2002. In addition to the Vancouver and Montreal POP's, Onlinetel has aggressively moved its Canada wide expansion up, which cities include Victoria BC, Calgary AB, Edmonton AB, Winnipeg MB, Quebec City PQ, and Halifax NS, from calendar Q-4 to May 15th, 2002.

Onlinetel will open up service between New York and Toronto beginning on April 15th, 2002 that will interconnect various US carriers with Onlinetel's IP network, giving them a seamless VoIP connection for terminating minutes into Canada and expands Onlinetel's network into the United States. Onlinetel anticipates adding a point of presence in London England at the end of July 2002 giving UK based carriers a direct connection to terminate minutes over IP on Onlinetel's network and give Onlinetel terminating points in the UK.

Onlinetel has offered a firm launch date of April 15th, 2002 for its 10-10-580 Voice over Internet Protocol (VoIP) calling service. The service will initially offer callers the ability to place long distance calls at a flat rate of $1.00 per call in North America. The official marketing campaign, which includes comprehensive print and radio media, will launch May 15th, 2002. Customers can place long distance calls to virtually anywhere in the world using the service.

Onlinetel has been successfully marketing its $9.95 unlimited dial-up ISP service in the Toronto 905 area code since December 20th, 2001 utilizing its own ad based service. To subscribe to any of Onlinetel's services visit www.onlinetel.com or call 1-866-888-8222.

In other news, ADH Custom Metal, a wholly owned subsidiary of Eiger Technology Inc. has just received final approval from the Executive Listing Committee (ELC) of the CDNX (Canadian Venture Exchange) for the reverse acquisition between ADH and Newlook Capital Corp. Eiger Technology will own 4.84 million of 6.04 million shares upon listing. Eiger anticipates trading to begin in May of 2002.

Commenting on the news, Gerry Racicot, CEO of Eiger Technology commented, "We have embarked on growth and profitability this year and though business is still challenging, we believe we have the right formula for success and will continue to push hard to increase shareholder value."

Eiger Technology, Inc. is headquartered in Toronto, Ontario. Eiger, through Onlinetel, offers Voice over IP services to the Canadian long distance market and through its Eiger Net and K-Tronik facilities manufactures and distributes electronic/computer peripherals and electronic ballasts to OEM and consumer markets worldwide. Eiger is a publicly traded company listed on the Toronto Stock Exchange. Visit Eiger Technology, Inc's. Website at www.eigertechnology.com. For more information please contact, Roland P. Austrup, Vice-President at (416) 216-8659.

                                      -30-

The management of the company, who take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward-looking statements relating to future events and results that are based on Eiger's current expectations. These statements involve risks and uncertainties including, without limitation, Eiger's ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions. Consequently, actual events and results in future periods may differ materially from those currently expected.

                 330 Bay Street, Suite 602, Toronto, ON M5H 2S8
                   Phone: (416) 216-8659 Fax: (416) 216-1164
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